
F O R M 3                           U.S. Securities and Exchange Commission             OMB Approval
                                            Washington, D.C.  20549                     OMB Number                3235-0104
                                                                                        Expires:         September 30, 1998
                                                                                        Estimated ave.burden
                                                                                        hours per response .............0.5

                                  INITIAL  STATEMENT OF BENEFICIAL  OWNERSHIP OF
                          SECURITIES  Filed  pursuant  to  Section  16(a) of the
                          Securities Exchange Act of 1934,
                             Section17(a) of the Public Utility  Holding Company
                                    Act  of  1935  or   Section   30(f)  of  the
                                    Investment Company Act of 1940
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1.   Name and Address of Reporting Person       2.  Date of Event Requiring       3. IRS or Soc.Sec.No.
                                                    Statement (Month/Day/Yr)         of Reporting Person
         Jones                      Barry                                                     (Voluntary)
                                                              05/17/2000(1)
     _____________________________________           _______________________        __________________
         (Last)      (First)     (Middle)

         Windsor House, Cornwall Road
     _____________________________________       4. Issuer Name and Ticker or Trading
                    (Street)                        Symbol

                                                      Authoriszor Inc. (AUOR)
         Harrogate  North Yorkshire
         United Kingdom   HG1 2PW
     _____________________________________           _______________________________________________
         (City)      (State)   (ZIP)

5.   Relationship of Reporting Person to Issuer      6.   If Amendment, Date of Original
     (Check all applicable)
       __________ Director   ________  10% Owner          ____________________________________
       ____X_____ Officer    ________  Other                          (Month/Day/Year)

     (give title below)    (specify below)           7. Individual or Joint/Group Filing
                                                        (Check Applicable Line)
     Sales and Marketing Director
     --Authoriszor Ltd.                                     _X_ Form filed by one Reporting Person
                                                        ___ Form filed by more than one Reporting Person

(1)Upon filing of Form 8-A.

* If the Form is filed by more than one Reporting
  Person, see Instruction 5(b)(v)
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             Table I - Non-Derivative Securities Beneficially Owned
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1.   Title of Security              2.    Amount of          3.     Ownership Form:   4.   Nature of Indirect
     (Instr. 4)                           Securities                Direct (D) or          Beneficial
                                          Beneficially              Indirect (I)           Ownership
                                          Owned (Instr. 4)          (Instr. 5)             (Instr. 5)


     ----------------------------         ----------------          ----------------        ---------------------

          Common Stock                       68,786                        D
     ----------------------------         ----------------          ----------------        ---------------------

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
         (Print or Type Responses)

Page 2


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               Table II - Derivative Securities Beneficially Owned
          (e.g. puts, calls, warrants, options, convertible securities)
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1.   Title of                       2.  Date Exercisable and           3.  Title and Amount of Securities
     Derivative                         Expiration Date                    Underlying Derivative Security
     Security                           (Month/Day/Year)                   (Instr. 4)

                                    Date             Expiration                         Amount or Number
                                    Exercisable      Date              Title            of Shares

--------------------------          -----------      ----------        ---------------- --------------------
Stock Option (Right to Buy)         10/01/00           09/30/07(1)         Common Stock   131,214
--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------

(1)  131,214 shares of the Issuer's common stock may be acquired pursuant to the exercise of an option held by Reporting Person at an exercise price of $2.00 per share, which right to exercise vests up to a maximum of 25% per year beginning October 1, 2000, pursuant to the Company's 1999 Stock Option Plan.


4.  Conversion or Exercise          5.  Ownership Form of                       6.  Nature of Indirect Beneficial
    Price of Derivative                 Derivative Security:                        Ownership
    Security                            Direct (D) or Indirect (I)                  (Instr. 5)
     (Instr. 4)                         (Instr. 5)

    ----------------------------        ----------------------------------          ------------------------------
     $2.00                                   D
    ----------------------------        ----------------------------------          ------------------------------

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Explanation of Responses:




                                /s/ Barry Jones                      5/16/00
                               ---------------------------------     -----------
                                **Signature of Reporting Person      Date


** Intentional misstatements or omissions of facts constitute Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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